United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Xenith Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

984102202

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984102202	13D	Page 1 of 5 Pages

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”), amends and supplements the Schedule 13D filed on October 12, 2010 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, par value $0.01 per share, of Xenith Bankshares, Inc., formerly known as Hampton Roads Bankshares, Inc. Capitalized terms used in this Amendment No. 7 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This Statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of Xenith Bankshares, Inc. (the “Issuer”), formerly known as Hampton Roads Bankshares, Inc., whose principal executive offices are located at One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by the following:

Merger Agreement

On May 19, 2017, the Issuer entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Union Bankshares Corporation (“Union”). The Merger Agreement provides for, among other things, the merger of Union and the Issuer, subject to the terms and conditions set forth therein (the “Merger”). Under the Merger Agreement, each issued and outstanding share of Common Stock shall be converted into 0.9354 shares of Union common stock.

Voting Agreement

Also on May 19, 2017, Carlyle Financial Services Harbor, L.P. (“Carlyle Harbor”), in its capacity as a shareholder, entered into a voting agreement with the Issuer and Union (the “Voting Agreement”) pursuant to which Carlyle Harbor has agreed, among other things, (i) to vote or exercise its right to consent with respect to all of its shares of Common Stock in favor of the approval of the terms of the Merger Agreement and all agreements and actions related thereto, and (ii) not to vote in favor of, or consent to, and will vote against and not consent to, the approval of any corporate action that would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of, the Merger. Carlyle Harbor has also granted a revocable proxy giving Union the power to vote its shares of Common Stock in favor of the Merger.

Carlyle Harbor also agreed that it will not, during the sixty days following the effective time of the Merger, without the prior written consent of Union, (i) transfer, encumber or otherwise dispose of any of its shares of Common Stock, (ii) enter into any swap, hedge, or similar arrangement with respect to any of its shares of Common Stock, or (iii) publicly announce any intention to do any of the foregoing (collectively, the “Lock-up Restrictions”).

CUSIP No. 984102202	13D	Page 2 of 5 Pages

Carlyle Harbor’s obligations under the Voting Agreement, other than the Lock-up Restrictions, shall automatically terminate upon the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement in accordance with its terms or (c) any amendment to the Merger Agreement which reduces the consideration payable to Carlyle Harbor or otherwise materially and adversely impacts Carlyle Harbor.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the provisions of the Voting Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designee to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of Voting Agreement and is incorporated herein by reference. A copy of the Voting Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 984102202	13D	Page 3 of 5 Pages

Item	7 . Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Description

11	Voting Agreement, dated May 19, 2017, by and among Carlyle Financial Services Harbor, L.P., Xenith Bankshares, Inc. and Union Bankshares Corporation.

CUSIP No. 984102202	13D	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2017

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. 984102202	13D	Page 5 of 5 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

TCG FINANCIAL SERVICES, L.P.
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By:	TCG Financial Services, L.P., its general partner
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman